UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 16)

DSS, INC.
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

26253C102
(CUSIP Number)

Heng Fai Ambrose Chan

c/o Alset International Limited

7 Temasek Boulevard #29-01B, Suntec Tower One

Singapore 038987

011 65 6333 9181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26253C102

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Heng Fai Ambrose Chan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 42,462,711(1)
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 42,462,711(1)
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,462,711(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.4%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The beneficial ownership of Heng Fai Ambrose Chan includes 42,462,711 shares of common stock, consisting of (a) 1,614,552 shares of common stock held by Heng Fai Holdings Limited, an entity controlled by Heng Fai Ambrose Chan; (b) 16,973,020 shares of common stock held by Heng Fai Ambrose Chan directly; (c) 6,232,671 shares of common stock held by Global Biomedical Pte. Ltd.; and (d) 17,642,468 shares of common stock held by Alset EHome International Inc. (“AEI”).

(2) Based on 100,080,047 shares of the common stock of the Issuer outstanding as of May 26, 2022.

CUSIP No. 26253C102

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alset EHome International Inc. (“AEI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 23,875,139
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 23,875,139
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,875,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based on 100,080,047 shares of the common stock of the Issuer outstanding as of May 26, 2022.

17,642,468 shares of the common stock of DSS, Inc. (the “Issuer”) are held directly by Alset EHome International Inc. and 6,232,671 shares of the common stock of the Issuer are held by Global Biomedical Pte. Ltd. Global Biomedical Pte. Ltd. is a subsidiary of an entity which is majority-owned by Alset EHome International Inc.

CUSIP No. 26253C102

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global Biomedical Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,232,671
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 6,232,671
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,232,671
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based on 100,080,047 shares of the common stock of the Issuer outstanding as of May 26, 2022.

This Amendment No. 16 on Schedule 13D amends and restates the statement on Schedule 13D, filed with the SEC on September 15, 2017, as amended by Amendment No. 1, filed with the SEC on July 6, 2018, Amendment No. 2, filed with the SEC on December 18, 2018, Amendment No. 3, filed with the SEC on February 20, 2019, Amendment No. 4, filed with the SEC on March 27, 2019, Amendment No. 5, filed with the SEC on June 11, 2019, Amendment No. 6, filed with the SEC on July 23, 2019, Amendment No. 7, filed with the SEC on November 5, 2019, Amendment No 8, filed with the SEC on March 4, 2020, Amendment No. 9, filed with the SEC on September 1, 2020, Amendment No. 10, filed with the SEC on October 26, 2020, Amendment No. 11, filed with the SEC on June 3, 2021, Amendment No. 12, filed with the SEC on June 25, 2021, Amendment No. 13, filed with the SEC on September 20, 2021, Amendment No. 14, filed with the SEC on March 15, 2022, and Amendment No. 15, filed with the SEC on April 20, 2022, which relates to the common stock of the Issuer filed by Heng Fai Ambrose Chan.

This Amendment No. 16 is being filed to reflect that Heng Fai Ambrose Chan has acquired 15,389,995 shares of the Issuer’s common stock.

Item 1. Security and Issuer

The title and class of equity securities to which this Amendment No. 16 to the Schedule 13D relates is the common stock, $0.02 par value per share, of DSS, Inc., a New York Corporation (the “Issuer”). The principal offices of the Issuer are located at 275 Wiregrass Pkwy, West Henrietta, NY 14586.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended to include the following:

On May 25, 2022, Heng Fai Ambrose Chan was issued 15,389,995 shares of common stock pursuant to his employment agreement. Such shares were issued as payment of base salary and a performance bonus due under such employment agreement.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

Transactions with AEI and its Affiliates

AEI and the Issuer are presently parties to two agreements, which, upon closing, will result in the issuance of shares of the Issuer to AEI or its affiliates. Such agreements have been previously disclosed by each of AEI and the Issuer.

On February 25, 2022, the Issuer entered into an assignment and assumption agreement (the “Assumption Agreement”) with Alset International Limited (“AIL”), a majority owned subsidiary of AEI, pursuant to which the Issuer has agreed to purchase a convertible promissory note from AIL (the “Note”). The Note has a principal amount of $8,350,000 and accrued but unpaid interest of $367,400 through May 15, 2022. The Note was issued by American Medical REIT, Inc., a Maryland corporation, pursuant to a subscription agreement, dated as of October 29, 2021 between AIL and American Medical REIT, Inc. The consideration to be paid for the Note will be 21,366,177 shares of the Issuer’s common stock (the “AMRE Transaction Shares”). The number of the Issuer’s shares to be issued as consideration was calculated by dividing $8,717,400, the aggregate of the principal amount and the accrued but unpaid interest under the Note, by $0.408 per share. The Issuer’s stockholders have approved the issuance of the AMRE Transaction Shares. The closing of the Assumption Agreement and the issuance of the Issuer’s shares described above will be subject to the satisfaction or waiver of certain closing conditions that have not been satisfied or waived as of the date hereof.

On February 28, 2022, the Issuer entered into a Stock Purchase Agreement with AEI, pursuant to which AEI has agreed to sell a subsidiary holding 44,808,908 shares of stock of True Partner Capital Holding Limited, together with an additional 17,314,000 shares of True Partner Capital Holding Limited (for a total of 62,122,908 shares) in exchange for 17,570,948 shares of the Issuer’s common stock (the “True Partner Transaction Shares”). The Issuer’s stockholders have approved the issuance of the True Partner Transaction Shares. The issuance of the True Partner Transaction Shares will be subject to the satisfaction or waiver of certain closing conditions that have not been satisfied or waived as of the date hereof.

The consummation of the transactions described above will result in a change in control for the Issuer.

Item 5. Interest in Securities of the Issuer

(a)-(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) None.

(d) None

(e) N/A

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement between Heng Fai Chan, Global Biomedical Pte. Ltd. and Alset EHome International Inc., incorporated by reference to Amendment No. 13 to the Schedule 13D filed on September 20, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2022	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan

Alset EHome International Inc.

/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Chief Executive Officer

Global Biomedical Pte. Ltd.

/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Director